Mail Stop 3561

November 20, 2006

Darren R. Stevenson, Chief Executive Officer
Blacksands Petroleum, Inc.
645 7th Avenue SW
Suite 1250
Calgary, Alberta Canada T2P 4G8

      Re: Blacksands Petroleum, Inc.
            Item 4.01(b) Form 8-K
            Filed November 13, 2006
            File No. 0-51427

Dear Mr. Stevenson:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your disclosure regarding the consultations and engagement of Sherb & Co., LLP as your principal independent accountant. However, it is not clear how you consulted Sherb & Co., in connection with the preparation of your interim financial statements for the quarters ended April 30, 2006 and July 31, 2006, when you reported in a previous Form 8-K the termination of your relationship with De Joya Griffith & Company, LLC as your principal independent accountant on October 26, 2006. Please expand your disclosure to explain and specify the nature of your consultations with Sherb & Co., LLP and tell us why you believe that such consultations do not require disclosure under Item 304(a)(2) of Regulation S-B.

2. In connection with the preparation of your interim financial statements included in quarterly reports on Forms 10-QSB for the quarters ended April 30, 2006 and July 31, 2006, please tell us if such financial statements were reviewed by your independent public accountant in accordance with Item 310(b) of Regulation S-B, and provide us with the name of the accounting firm that performed each of these reviews.

3. Please obtain and file an Exhibit 16 letter from Sherb & Co., LLP, stating whether the new accountant agrees with your revised Item 304 disclosures, or the extent to which the accountant does not agree. See Item 304(a)(2)(ii)(D) of Regulation S-B.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Darren R. Stevenson
Blacksands Petroleum, Inc.
November 20, 2006
Page 3

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     If you have any questions, please call Raquel Howard at (202) 551-3291.

     Sincerely,

     Raquel Howard
     Staff Accountant